UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

760276 10 5
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   760276 10 5

1.	Names of Reporting Persons. TPG Group Holdings (SBS) Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,096,166.7 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,096,166.7 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,166.7 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 2.3% (1)
14.	Type Of Reporting Person (See Instructions) CO

(1) The calculation is based on 48,303,927 shares of Issuer Common Stock outstanding as of November 9, 2011, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No.   760276 10 5

1.	Names of Reporting Persons. TPG Advisors V, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,403,833.3 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,403,833.3 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,833.3 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 2.9% (2)
14.	Type Of Reporting Person (See Instructions) CO

(2)  The calculation is based on 48,303,927 shares of Issuer Common Stock outstanding as of November 9, 2011, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No.   760276 10 5
1.	Names of Reporting Persons. David Bonderman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type Of Reporting Person (See Instructions) IN

(3) The calculation is based on 48,303,927 shares of Issuer Common Stock outstanding as of November 9, 2011, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No.   760276 10 5

1.	Names of Reporting Persons. James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 5.2% (4)
14.	Type Of Reporting Person (See Instructions) IN

(4)  The calculation is based on 48,303,927 shares of Issuer Common Stock outstanding as of November 9, 2011, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 9, 2011.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 31, 2009 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Advisors V, Inc., David Bonderman and James G. Coulter with respect to Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                 Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), David Bonderman and James G. Coulter. The business address of each of the Reporting Persons is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the sole member of TPG Midwest International V, LLC, a Delaware limited liability company (“TPG Midwest International”), which directly holds a portion of the Convertible Note (as defined below) having a principal value of $10,961,667. Because of the relationship between TPG Midwest International and Group Advisors, Group Advisors may be deemed to beneficially own 1,096,166.7 shares of the Issuer Common Stock (the “TPG Midwest International Shares”) reported herein.

Advisors V is the (i) sole managing member of TPG Midwest US V, LLC, a Delaware limited liability company (“TPG Midwest US”), which directly holds a portion of the Convertible Note having a principal value of  $12,172,961, and (ii) the non-member manager of TPG Midwest Co-Investors V, Inc., a Delaware corporation (“TPG Midwest Co-Investor” and, together with TPG Midwest US and TPG Midwest International, the “TPG Funds”), which directly holds a portion of the Convertible Note having a principal value of $1,865,372. Because of the relationship between TPG Midwest US and TPG Midwest Co-Investor and Advisors V, Advisors V may be deemed to beneficially own 1,403,833.3 shares of the Issuer Common Stock (the “TPG Midwest US Shares” and, together with TPG Midwest International Shares, the “Shares”) reported herein.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of each of Group Advisors and Advisors V. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors and Advisors V, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Midwest International) engaged in making or recommending investments in securities of public and private companies.  The principal business of Advisors V is serving as the sole ultimate general partner of related entities (including TPG Midwest US and TPG Midwest Co-Investor) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors, Chairman of the Board and President of Advisors V, and officer, director or manager other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors, director and Vice President of Advisors V, and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors V are listed on Schedule II.

Each of David Bonderman, James G. Coulter, the individuals referred to on Schedule I hereto and the individuals referred to on Schedule II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by this reference.

The following disclosure assumes that there are 48,303,927 shares of Issuer Common Stock outstanding as of November 9, 2011, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 9, 2011.

(a) and (b) Pursuant to Rule 13d-3 under the Securities Act, (i) through TPG Midwest International, Group Advisors may be deemed to beneficially own 1,096,166.7 shares of Issuer Common Stock issuable upon the conversion of the Convertible Note owned by TPG Midwest International, which constitute approximately 2.3% of outstanding Issuer Common Stock on an as-converted basis; (ii) through TPG Midwest US, Advisors V may be deemed to beneficially own 1,403,833.3 shares of Issuer Common Stock issuable upon the conversion of the Convertible Note owned by TPG Midwest US, which constitute approximately 2.9% of outstanding Issuer Common Stock on an as-converted basis; (iii) through the TPG Funds, Messrs. Bonderman and Coulter may be deemed to beneficially own 2,500,000 shares of Issuer Common Stock issuable upon the conversion of the Convertible Note, which constitutes approximately 5.2% of the outstanding shares of Issuer Common Stock on an as-converted basis.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedules I and II hereto, has engaged in any transaction during the past 60 days involving any shares of Issuer Common Stock.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 7.                Exhibits

This Amendment amends and restates Item 7 of the Schedule 13D as set forth below:

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Investment Agreement, dated as of June 23, 2009, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc., including the form of the Convertible Note attached as Annex A thereto (incorporated by reference to Exhibit 10.62(g) to Republic’s Current Report on Form 8-K, filed on June 24, 2009).

3.
Registration Rights Agreement, dated as of July 31, 2009, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc. (previously filed with the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2012

TPG GROUP HOLDINGS (SBS) ADVISORS, INC.

By:  /s/  Ronald Cami
Name: Ronald Cami
Title:   Vice President

TPG ADVISORS V, INC.

By: /s/  Ronald Cami
Name: Ronald Cami
Title:   Vice President

David Bonderman

By: /s/  Ronald Cami
       Ronald Cami, on behalf of David Bonderman (5)

James G. Coulter

By: /s/  Ronald Cami
       Ronald Cami, on behalf of James G. Coulter (6)

(5)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

(6)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

Schedule I.

This Amendment amends and supplements the Original Schedule 13D by attaching the following Schedule I to the Schedule 13D.

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name                                                                    Title
David Bonderman                                              President and Chairman of the Board
James G. Coulter                                                Senior Vice President and Director
John E. Viola                                                      Vice President and Treasurer
Ronald Cami                                                       Vice President and Secretary
David C. Reintjes                                               Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett                                           Assistant Treasurer
Steven A. Willmann                                          Assistant Treasurer

Schedule II.

This Amendment amends and supplements the Original Schedule 13D by attaching the following Schedule II to the Schedule 13D.

Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name                                                                      Title
David Bonderman                                                President and Chairman of the Board
James G. Coulter                                                  Senior Vice President and Director
John E. Viola                                                        Vice President and Treasurer
Ronald Cami                                                         Vice President and Secretary
David C. Reintjes                                                Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett                                             Assistant Treasurer
Steven A. Willmann                                           Assistant Treasurer